UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Schweitzer-Mauduit International, Inc.

File No. 1-13948 - CF#27095
_____

Schweitzer-Mauduit International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 3, 2011 and amended on November 2, 2011.

Based on representations by Schweitzer-Mauduit International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.14   through May 12, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director